Exhibit 99.1
trivago N.V. Announces Annual General Meeting of Shareholders

trivago N.V. (NASDAQ: TRVG) announced today that its annual general meeting of shareholders will be held on June 30, 2021 at the the Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands. The meeting will start at 3:30 p.m. CEST.

The convening notice and explanatory notes for the general meeting are available free of charge in the Investor Relations section of trivago N.V.'s corporate website at ir.trivago.com.

About trivago N.V.
trivago is a leading global hotel search platform focused on reshaping the way travelers search for and compare hotels and alternative accommodations. Incorporated in 2005 in Düsseldorf, Germany, the platform allows travelers to make informed decisions by personalizing their hotel search and providing them access to a deep supply of hotel information and prices. trivago enables its advertisers to grow their businesses by providing access to a broad audience of travelers via its websites and apps. As of March 31, 2021, trivago has established 54 localized platforms connected to over 5.0 million hotels and alternative accommodations, in over 190 countries.

Press Contact:
Stephanie Lowenthal
stephanie.lowenthal@trivago.com

Investor Contact:
ir@trivago.com

Forward looking statements
This press release contains certain forward-looking statements. Words, and variations of words such as "believe," "expect," "plan," "continue," "will," "should," and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.

As used herein, references to "we", "us", the "company", or "trivago", or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.